SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 22, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated June 22: Nokia renews mission for mobile and location based services; appoints Michael Halbherr Executive Vice President

STOCK EXCHANGE RELEASE

June 22, 2011

Nokia renews mission for mobile and location based services; appoints Michael Halbherr Executive Vice President

Nokia Corporation
Stock exchange release
June 22, 2011 at 09:02 (CET +1)

Espoo, Finland - Nokia today announced that Michael Halbherr has been appointed executive vice president to spearhead Nokia’s revised mission in mobile and location-based services.  Effective July 1, 2011, Michael Halbherr will become a member of the Nokia Leadership Team, reporting to CEO Stephen Elop.

Halbherr will lead a new Location & Commerce business, which will be formed by integrating the NAVTEQ business with Nokia’s social location services operations. The Location & Commerce business will develop a new class of integrated social location products and services for consumers, as well as platform services and local commerce services for device manufacturers, application developers, internet services providers, merchants, and advertisers.

While continuing to serve NAVTEQ’s existing customers, the Location & Commerce business will provide exciting new opportunities through the integration of Nokia community data. In addition to a broad portfolio of products and services for the wider internet ecosystem, the Location & Commerce business will also create integrated social location offerings in support of Nokia’s strategic goal in smartphones, including Nokia products with Windows Phones, as well as support for bringing the internet to the next billion.

“Focusing on location and commerce is a natural next step in Nokia’s Services journey. We will provide next generation social-location applications and commerce to differentiate Nokia. We also aim to extend our content and services offerings to all consumers by making them available to partners and customers on a wide variety of devices and operating systems,” said Nokia CEO Stephen Elop. “Michael is a widely recognized authority in the fields of mobility and social location services, and I am delighted to appoint him to lead an area of our business that will be crucial in Nokia’s transformation strategy.”

Halbherr has been with Nokia since 2006, most recently leading the product unit in Nokia’s Services business, based in Berlin. Prior to joining Nokia in 2006, he worked for the Boston Consulting Group and at europatweb, the Internet investment vehicle of Groupe Arnault, overseeing all technology investments. In 2001, Halbherr became CEO of gate5 AG, a leading supplier of mapping, routing and navigation software and services globally.  In 2006, gate5 was acquired by Nokia. Halbherr holds a PhD in electrical engineering from ETH Zurich, spending four years at the MIT Laboratory for Computer Science.

Tero Ojanpera, who served as the acting head of the Services business, will continue as executive sponsor of Nokia’s Bridge program designed to promote innovation and entrepreneurship with employees affected by Nokia’s workforce alignment initiatives announced on April 27, 2011.  Under his leadership, the program will invest to facilitate partnership with affected employees, local communities, and a variety of partners to support start-ups and create new business opportunities. Tero Ojanpera will continue as a member of the Nokia Leadership Team.

Larry Kaplan, who has served as CEO for NAVTEQ, will continue to support the transition work for the new Location & Commerce business through year-end.

About Nokia

Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions ‘s networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2011		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Director, Corporate & Securities, Legal & IP